SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 333-100750

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2003

☐Transition Report on Form 10-K	☐Transition Report on Form 10-Q

☐Transition Report on Form 20-F	☐Transition Report on Form N-SAR

☐Transition Report on Form 11-K

For Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:                                                                          .

PART I

REGISTRANT INFORMATION

Full name of registrant: Rotech Healthcare Inc.

Former name if applicable:

Address of principal executive office (Street and number): 2600 Technology Drive, Suite 300

City, state and zip code: Orlando, Florida 32804

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒

(a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

Rotech Healthcare Inc. (the “Company”) is seeking the extension in order to complete its audited financial statements for the fiscal year ended December 31, 2003. The Company is currently evaluating its treatment of the amortization of its senior debt facility deferred issue costs as it relates to the accelerated principal debt payments made by the Company on these facilities. The amount of deferred issue costs being evaluated represents an asset included in the Company’s balance sheet of approximately $3.5 million at December 31, 2003. The net income effect if this entire asset were to be amortized as a non-cash interest expense is approximately $2.0 million. The resolution of this issue will not have an impact on the Company’s compliance with any of its financial condition covenants. The Company and its independent auditors require time to calculate accurately the effect of such amortization treatment on its historical financial statements. Accordingly, the Company is unable to file its Form 10-K in the prescribed period without unreasonable effort or expense. The Company will file its Form 10-K for the fiscal year ended December 31, 2003 no later than the close of business on April 14, 2004.

PART IV

OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification: Janet L. Ziomek, (407) 822-4600.

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Rotech Healthcare Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2004

By:	/S/ JANET L. ZIOMEK

Name: Janet L. Ziomek Title: Chief Financial Officer